SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 23, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	FY2007 Business Plan of Millea Holdings, Inc. (Adjusted Earnings Basis)

2.	Distribution of surplus and share repurchases with a set annual maximum

3.	Appointment of an Independent Auditor

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

May 23, 2007	By:	/S/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

May 23, 2007 Millea Holdings, Inc. President: Kunio Ishihara TSE code number: 8766

FY2007 Business Plan of Millea Holdings, Inc. (Adjusted Earnings Basis)

Millea Holdings, Inc. (“Millea Holdings”, President and Director: Kunio Ishihara) has announced its business plan on an adjusted earnings basis for the fiscal year ending March 31, 2008 (“FY 2007”).

In the fiscal year ended March 31, 2007 (“FY 2006”), the domestic property and casualty insurance business and the domestic life insurance business recorded adjusted earnings below the amount targeted in Millea Group’s revised plan (announced on November 22, 2006). However, Millea Group recorded 169.7 billion yen in total adjusted earnings, slightly exceeding the amount targeted in Millea Group’s revised plan. This was attributable primarily to a steady growth in the overseas insurance business which was led by favorable business results in the reinsurance business.

In FY 2007, Millea Group targets 156.3 billion yen in total adjusted earnings. The details of the FY 2007 business plan are as follows.

In the domestic property and casualty insurance business, an increase in the amount of net premiums written is projected; however, expenses to be incurred for an enhancement to the compliance procedures of our business operations are expected to increase. Based on this projection, Millea Group aims to achieve 88.6 billion yen in adjusted earnings in the domestic property and casualty insurance business.

In the domestic life insurance business, a decrease in sales of new policies and an increase in the operational costs for infrastructure improvement, including system development, are projected. Accordingly, Millea Group sets its target for adjusted earnings in the domestic life insurance business at 36.1 billion yen.

In the overseas insurance business, Millea Group targets 27.8 billion yen in adjusted earnings to be achieved by the continuous expansion of our business basis.

In financial and other businesses, Millea Group aims to achieve 3.6 billion yen in adjusted earnings, almost the same amount as recorded in FY 2006.

	(Yen in billions except percentages)
Adjusted Earnings by Business Segment	FY2005 Actual Results	FY2006 Revised Plan	FY2006 Actual Result	FY 2007 Business Plan
Domestic property & casualty insurance	91.5	92.3	89.0	88.6
Tokio Marine & Nichido	90.8	91.2	88.1	86.4
Nisshin Fire	0.7	1.0	0.8	2.1
Domestic life insurance	34.6	51.6	48.2	36.1
Tokio Marine & Nichido Life	29.4	25.2	30.4	22.7
Tokio Marine & Nichido Financial Life	5.2	26.3	17.7	13.1
Others	—	—	—	0.2
Overseas insurance	7.7	21.0	28.6	27.8
Asia	1.3	1.5	1.5	4.3
North/Central America	5.1	5.0	7.6	4.8
Europe, Africa, Middle East	2.7	1.5	3.2	2.3
South America	3.3	4.4	4.2	4.7
Others	1.2	1.3	0.5	1.1
Reinsurance	-5.2	7.9	12.3	11.1
Financial/other businesses	4.9	2.9	3.8	3.6
Group total	138.7	167.9	169.7	156.3
Group total ROE	3.7%	4.0%	3.8%	3.4%

*	In order to capture the corporate value of the Millea Group and to aim for enhancement thereof, the management uses “adjusted earnings” to determine adjusted income and adjusted ROE (see Appendix 2 for details).
*	The actual results of FY2005 in the domestic life insurance business exclude the effects of changes in key assumptions, such as interest rate fluctuations and the frequency of claims.
*	Overhead costs for overseas operations are charged to the overseas insurance business.
*	See Appendix 1 for business performance indices for each major business segment.

Appendix 1

Business performance indices for major business segments

1. Domestic property and casualty insurance business

Indices for Tokio Marine & Nichido and Nisshin Fire are as follows:

	(Yen in billions except percentages)
	FY2005 Actual Results	FY2006 Revised Plan	FY2006 Actual Results	FY 2007 Business Plan
Net premium written	2,037.3	2,069.0	2,072.7	2,097.0
Tokio Marine & Nichido	1,892.7	1,922.0	1,928.0	1,951.0
Nisshin Fire	144.6	147.0	144.7	146.0
Expense ratio	—	—	—	—
Tokio Marine & Nichido	30.2%	30.9%	30.7%	31.2%
Nisshin Fire	36.5%	36.4%	36.4%	36.7%

2. Domestic life insurance business

Indices for Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life are as follows:

	(Yen in billions)
	FY2005 Actual Results	FY2006 Revised Plan	FY2006 Actual Results	FY 2007 Business Plan
Annualized premiums for new policies	88.4	186.6	173.7	116.6
Tokio Marine & Nichido Life	45.6	54.8	65.7	36.6
Tokio Marine & Nichido Financial Life	42.8	131.7	107.9	80.0

*	Annualized premiums for new policies are derived by dividing the aggregate amount of premiums (lump-sum premiums for single payment policies) by the duration of insurance policies to show the amount of premiums per year.

3. Overseas insurance business

Indices for the overseas insurance business are as follows:

	(Yen in billions)
	FY2005 Actual Results	FY2006 Revised Plan	FY2006 Actual Results	FY 2007 Business Plan
Net premiums written	240.2	307.6	319.4	416.2
Asia	47.1	71.1	72.3	118.6
North/Central America	52.3	55.4	56.9	64.1
Europe, Africa, Middle East	13.5	17.5	18.9	21.6
South America	87.3	101.3	108.7	134.6
Others	6.9	8.6	8.7	9.0
Reinsurance	32.9	53.4	53.8	68.0

*	Net premiums written are calculated taking into account the ratio of the respective equity interest of Millea Holdings in each local subsidiary.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3213

Adjusted Earnings and Adjusted ROE	Appendix 2

Adjusted ROE = Adjusted earnings ÷Adjusted capital

1. Earnings (net of taxes)

(1) Domestic property and casualty insurance business

Adjusted Earnings = Net income + Provision for extraordinary reserves *1 + Provision for reserves for price fluctuation *1 − Gains (losses) from assets under asset liability management *2 − Gains (losses) from stocks and properties − Other extraordinary items

(2) Life insurance business*3

Adjusted Earnings = Increase in EV *4*5

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EV at the end of the previous fiscal year *4
Increase in EV
EV at the end of the fiscal year

(3) Overseas property and casualty insurance business

… Net income shown in financial statements minus overhead cost for overseas business

(4) Other businesses

… Net income shown in financial statements

2. Capital (Average capital of the beginning and the end of the fiscal year, after tax basis)

(1) Domestic property and casualty insurance business

Adjusted Capital = Capital + Extraordinary reserves, net of tax + Reserves for price fluctuation, net of tax

(2) Domestic Life insurance business

Adjusted Capital = Embedded Value

(3) Overseas insurance business and (4) other businesses

… Capital shown in financial statements

*1 Negative figures in case of a reversal of extraordinary reserve or reserve for price fluctuations.

*2 Realized and unrealized gains (losses) arising from bond securities and interest rate swap transactions utilized in asset liability management.

*3 Earnings of our life insurance business in Brazil are based on the calculation described in (3) immediately below.

*4 EV: Embedded Value
Sum of value of in-force business and shareholder equity of our life insurance companies. (Commonly used for life insurers inEurope.)

*5 Excluding the effect of capital transactions such as a capital increase.

Item 2

(English translation)

May 23, 2007 Millea Holdings, Inc. President: Kunio Ishihara TSE code number: 8766

Distribution of surplus and share repurchases with a set annual maximum

Millea Holdings, Inc. (the “Company”) announced that, at the meeting of the board of directors held on May 23, 2007, it adopted the following resolutions regarding the distribution of surplus with a record date of March 31, 2007 and share repurchases with a set annual maximum.

The Company intends to make the following proposal for the distribution of surplus for approval at the 5th Ordinary General Meeting of Shareholders to be held on June 25, 2007.

1. Distribution of surplus

(1) Details of the distribution

	Expected dividends	Previous forecast on dividends (*)	Dividends paid for the fiscal year ended March 31, 2006
Record date	March 31, 2007	March 31, 2007	March 31, 2006
Amount of dividends per share	21 yen	15 yen	30 yen
Total amount of dividends	17,290 million yen	-	25,207 million yen
Effective date	June 26, 2007	-	June 28, 2006
Source of dividends	Retained earnings	-	Retained earnings

(*)	Forecast announced on November 22, 2006.

(2) Reasons for the distribution

The Company considers the distribution of profits to shareholders as one of the most important management tasks and has focused on its improvement. The Company aims to improve its dividend payout ratio in the medium-term. With regard to the dividends for the fiscal year ended March 31, 2007, in view of the aforementioned policy and the business results for the fiscal year, the Company resolved a dividend in the amount of 21 yen per share. Together with the interim dividend which was paid in the amount of 15 yen per share, the annual amount of dividends that will be paid will be 36 yen per share, an increase of 6 yen per share from the previous fiscal year.

(Reference) Breakdown of annual dividends

Record date	September 30		March 31		Annual amount
	Per share amount	Total amount	Per share amount	Total amount	Per share amount	Total amount
Fiscal year ended March 31, 2007	15 yen	12,533 million yen	21 yen	17,290 million yen	36 yen	29,823 million yen
Fiscal year ended March 31, 2006	-	-	30 yen	25,207 million yen	30 yen	25,207 million yen

2. Share repurchases with a set annual maximum

The board of directors approved repurchases of its own shares with a set annual maximum of 90 billion yen during the period beginning on June 26, 2007 and ending on the Company’s 6th Ordinary General Meeting of Shareholders, scheduled for June 2008. Based on this plan of share repurchases with a set annual maximum, the board of directors will set the maximum aggregate purchase price and the maximum aggregate number of shares to be repurchased for each period in which repurchases may be made, pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law. The Company may modify this plan of share repurchases, in light of changes in the business environment of the Company.

For further information, please contact:

Kazuyuki Nakano

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213

Item 3

(English translation)

May 23, 2007 Millea Holdings, Inc. President: Kunio Ishihara TSE code number: 8766

Appointment of an Independent Auditor

Millea Holdings, Inc. (the “Company”) announced that, at the meeting of the board of directors held on May 23, 2007, it has resolved to propose the appointment of an independent auditor for approval at the 5th Ordinary General Meeting of Shareholders, to be held on June 25, 2007, as set forth below.

The submission of this proposal has been approved by the board of corporate auditors of the Company.

1. Reasons for the appointment

On May 10, 2006, the Financial Services Agency imposed on ChuoAoyama PricewaterhouseCoopers (“ChuoAoyama”) (currently, MISUZU Audit Corporation), the Company’s former independent auditor, a two-month suspension of auditing services from July 1, 2006 to August 31, 2006. As a result, ChuoAoyama lost its capacity to serve as the Company’s independent auditor under Japanese law as of July 1, 2006. In response to these developments, the board of corporate auditors made the determination to appoint a temporary independent auditor to avoid a prolonged absence of the Company’s independent auditor. Accordingly, on July 4, 2006, the board of corporate auditors appointed PricewaterhouseCoopers Aarata (“Aarata”) as the Company’s temporary independent auditor under Japanese law. Aarata assumed the position as of July 5, 2006.

The Company considers that Aarata would be appropriate as the Company’s independent auditor, taking into account their audit quality, governance framework and degree of independence, as well as their standard of performance in providing audit services as a temporary independent auditor. Accordingly, the Company proposes for approval at the General Meeting of Shareholders to appoint Aarata as the Company’s independent auditor.

2. Candidate for the independent auditor

Name:	PricewaterhouseCoopers Aarata
Location:	Sumitomo Fudosan Mita Twin Building, East Tower, 2-8, Shibaura 4-chome, Minato-ku, Tokyo

3. Date of the appointment

June 25, 2007 (the scheduled date for the Company’s 5th Ordinary General Meeting of Shareholders)

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3213